Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Shareholders urged to REJECT Cytopia’s call to adjourn Merger Meeting

•                  Cytopia’s call to adjourn the Merger Meeting is self serving and not in the interests of all shareholders

•                  Progen reiterates support for the merger with Avexa

•                  Previous offers from Cytopia considered inferior to Avexa proposal and other options available to Progen

•                  Shareholders seeking certainty around a share buyback should vote FOR the merger with Avexa and AGAINST any adjournment motion

•                  An adjournment motion will delay the ability for the board to provide alternative choices to shareholders

Brisbane, Australia, 26 February 2009: Shareholders in Progen Pharmaceuticals Limited (“Progen”, ASX:PGL; NASDAQ:PGLA) are urged to reject Cytopia’s call to adjourn the 11 March general meeting at which shareholders can vote on the merger with Avexa and the $20m (30%) share buy back.

Cytopia’s recent letter to shareholders repeats a number of misleading statements. The following outlines the facts:

1.     There is no “Full Cash Back Offer” on the agenda at the 27 March meeting.

The Cytopia letter is vague about any future capital return, stating that it would be “subject to maintaining sufficient net cash reserves.” The meeting on 27 March will deal only with the removal of current directors and the appointment of new directors who have stated that they will consider a merger with Cytopia, a company in which they each hold shares and which has already been rejected by the current Board.

The only proposal for a guaranteed buy back is the buy back on which shareholders will vote on 11 March. For certainty as to a buy back, the Board urges shareholders to vote FOR all the resolutions on 11 March.

2.              Cytopia’s assertion that Progen shareholders are not being offered a choice is wrong.

The Progen-Avexa Merger could have proceeded without a vote of Progen shareholders, as the merger is being effected by Progen acquiring Avexa. However, the Boards of both Progen and Avexa considered it important that shareholders be given the opportunity to participate in this exercise.

The Progen Board’s recommendation is to proceed with the Avexa merger which delivers significant value to Progen shareholders while offering a prudent and reasonable buy back program.

3.              Cytopia’s proposal for Progen’s future is unclear.

The proposed new directors have stated that they will consider a merger with Cytopia. Cytopia (a much smaller company with a market capitalisation of around $8 million and early stage biotechnology programs) has not disclosed the terms on which it proposes to merge with Progen and it is not clear how this would create value for Progen shareholders.

It’s important to note that the Progen Board has considered all proposals previously received from Cytopia and considered these proposals not only inferior to the merger with Avexa, but also inferior to other alternatives. Some of the reasons for this decision follow:

•                  Cytopia’s lead asset, CYT997, a Vascular Disruptive Agent (“VDA”) is only in very early Phase II trials, requires more capital to develop, and still holds far too many risks to obtain approval

•                  There are no VDAs on the market and the competitive landscape is cluttered with more advanced programs

•                  The balance of Cytopia’s pipeline is at a similar stage to Progen’s. This means more money will need to be raised before shareholders can benefit from product revenues

In contrast, the merger with Avexa enables near-term value inflection points in the development of ATC, which is at a far more advanced stage of development, while simultaneously advancing the early stage oncology assets and seeking to finalise regional commercialisation of PI88.

4. What will happen if the Progen-Avexa Merger does not proceed?

Cytopia will try to delay the vote on the Progen-Avexa Merger and buy back. This is because Cytopia wants to ensure that if the Progen-Avexa merger is not approved, the current Board will have no opportunity to consider alternative options and will be replaced by a board who have stated that they are in favour of merging with Cytopia.

If the Progen-Avexa Merger does not proceed, Progen’s Directors will consider all options(1) available to Progen to determine a future direction for Progen which is in the best interests of all shareholders. To be clear, these options are not favoured by the Board which recommends the Progen-Avexa merger proceed, however they include:

•                  A transaction with another Biotechnology Company - it is unlikely that a proposal superior to the Avexa proposal will emerge.

•                  Status quo – no material change to the current operation and capital structure of Progen does not address the desire by some shareholders for a buy back and is unlikely to generate material additional shareholder value in the near term.

•                  Partial Return of Capital – returning a proportion of cash to Progen Shareholders and continuing to develop Progen’s existing compounds. The main opportunity for a value enhancing event in the short term is completing a partnering event or regional commercialisation opportunity for PI-88 or one of Progen’s earlier stage assets.

•                  Winding up - this is long, costly and is not likely to yield an adequate return.

5. Why voting on 11 March 2009 is important.

Progen shareholders should be allowed to vote on the merger with Avexa at the earliest opportunity to secure near-term resolution and to set the merger entity on the path to delivering value to shareholders.

The Progen Board strongly urges shareholders to attend the Merger Meeting on 11 March 2009 (either in person or by proxy) and vote FOR all resolutions at that meeting and vote AGAINST any attempt to adjourn this meeting. Delays to this meeting jeopardize a decisive outcome.

The Progen board strongly urges shareholders to attend the general meeting requisitioned by the Cytopia Shareholder Group to be held on 27 March 2009 (either in person or by proxy) and vote AGAINST all resolutions at that meeting.

(1) See section 1.11 of the Merger Meeting notice for details.

About Progen

Progen Pharmaceuticals Limited is a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms, angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

About Avexa

Avexa Limited is a Melbourne-based biotechnology company with a focus on discovery, development and commercialization of small molecules for the treatment of infectious diseases. Avexa has dedicated resources and funding for key projects including its HIV integrase program and an antibiotic program for antibiotic-resistant bacterial infections. The Company’s lead program is apricitabine (ATC), an anti-HIV drug which has successfully completed the 48 week dosing of its Phase IIb trial and is currently in Phase III trials worldwide. www.avexa.com.au

For more information:

T Justus Homburg

Chief Executive Officer

+61 7 3842 3333

AU: Investor Relations	US: Investor Relations
Sabrina Antoniou	Remy Bernarda
Blueprint Life Science Group	Blueprint Life Science Group
+ 61 2 9519 5537	+ 1 415 375 3340 x2022

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of ATC, PI-88, PI-166, PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.